

Mail Stop 4561

December 8, 2016

Mr. Xiaolu Zhu
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Schedule 13E-3**
> **Filed November 10, 2016 by Qunar Cayman Islands Limited, Ocean**
> **Management Limited, Ocean Management Holdings Limited, Ocean**
> **Management Merger Sub Limited and Ctrip.com International, Ltd.**
> **File No. 005-87695**
>
> **Schedule 13D/A filed by Ctrip.com International, Ltd.**
> **Filed October 21, 2016**
> **File No. 005-87695**

Dear Mr. Zhu:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that each of Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings

Limited, Richbright Investment Limited and Eagle Limited is an existing shareholder and has entered into an agreement to vote in favor of the merger agreement. As such, each of these entities may be engaged in the going private transaction. Since you have not included these entities as filers on the Schedule 13E-3, please provide your analysis as to why, which should address (i) the nature of their affiliation with Qunar as well as any of its affiliates or other filers on the Schedule 13E-3; (ii) any persons who commonly control Qunar or its affiliates and other filers and their affiliates and each entity; and (iii) any other affiliation of relationships between such entity and Qunar or its affiliates or other filers and their affiliates. Alternatively, please add these persons as filing persons on the cover page of Schedule 13E-3.

2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Exhibit 99.(A)(1)

3. Please clarify in the second paragraph of the cover letter (and throughout the proxy statement) that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as "Merger Sub" and "Parent" obscures this critical factor.

Summary Term Sheet

Position as to Fairness (Page 30), page 5

4. We note your disclosure on page 31 that the Buyer Group believes the merger is substantively and procedurally fair to the unaffiliated security holders. Please revise to include similar disclosure in this section. In addition, please include similar disclosure for the Company and the Board (as well as any new filers added in response to prior comments) in this section as well.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 13

5. Include a Q&A at the forepart of this section clearly disclosing what unaffiliated shareholders will receive in the merger and when they will receive it.

Special Factors

Background of the Merger, page 29

6. Please make revisions throughout this section to quantify the purchase price initially offered by Ocean Management as well as the specific price increases requested by the Special Committee. In addition, please disclose the date and reasons why the Special Committee determined to accept the purchase price offered by Ocean Management.

7. Refer to the fifth paragraph on page 20. Please disclose why Ctrip was unwilling to engage in discussions with other parties in connection with any alternative transaction.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 25

8. Refer to the fourth bullet point on page 26. In your evaluation of the historical market price of the Company's ADSs, please disclose what consideration, if any, was given to the fact that the ADSs were trading at a significantly higher price as recently as April of this year. Please include disclosure responsive to this comment in the section related to the Buyer Group's position as to the fairness of the merger.

9. Refer to the eighth bullet point on page 27. Please qualify the statement that no party other than the Buyer Group has expressed an interest in exploring an alternative transaction with the Company by disclosing that the Board did not reach out to third parties to solicit interest in an alternative transaction and to note the large percentage of shares held by insiders which would essentially preclude an alternative transaction not supported by them. In addition, please include a discussion in the potentially negative factors section that the Board did not attempt to solicit additional buyers.

10. Refer to the second bullet point on page 27. Please quantify the cost savings associated with bypassing public reporting and securities law compliance. In addition, revise to indicate that only the Buyer Group will become the beneficiaries of such savings on a recurring basis. See Item 1013(d) of Regulation M-A and Instruction 2 thereto. Please include similar disclosure in the "Buyer Group's Purpose of and Reasons for the Merger" section.

11. In assessing the timing of the transaction and the reasons for engaging in it, please describe the consideration given to the projections prepared by management. See Item

1013(c) of Regulation M-A. In this regard, we note that losses are expected to decline significantly in 2016 and the company is expected to be profitable in 2017.

Position of the Buyer Group as to the Fairness of the Merger, page 30

12. With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

13. Please disclose whether the Buyer Group considered net book value, going concern value and/or liquidation value. If not, please disclose why. See the Instruction 2 to Item 1014 of Regulation M-A.

14. Please revise to clarify how the Buyer Group determined that the transaction is fair to the unaffiliated shareholders on the basis that none of the unaffiliated shareholders is required to approve the transaction. In this respect, please discuss the absence of any procedural safeguards such as the "majority of the minority" vote condition discussed during negotiations between the Buyer Group and the Company.

15. Please revise to clarify whether the Buyer Group has adopted the analysis of the financial advisor as its own.

Certain Financial Projections, page 32

16. Please expand the discussion of the material assumptions underlying these projections (quantifying to the extent possible), as well as the factors which could cause the projections not to be realized. The single sentence in the last paragraph on page 32 is of limited utility in understanding the basis for the projected figures disclosed.

17. Please summarize the contents of the Management Representation Letter referenced on page 35.

Opinion of the Special Committee's Financial Advisor, page 34

18. Please explain the basis for the disclaimer regarding any fiduciary duty that Duff & Phelps, LLC might have to stockholders, or delete. We may have further comments.

19. In addition, delete the statement that the Duff & Phelps opinion is furnished "solely for the use and benefit of the special committee … and … is not intended to be used, and may not be used, by any other person…" This assertion is inconsistent with the disclosure regarding the opinion. Alternatively, disclose the basis for this assertion that shareholders may not rely on the fairness opinion, citing applicable law.

The Merger Agreement and Plan of Merger

Merger Consideration, page 71

20. Quantify the amount of the cancellation fee to be deducted for each ADS in the merger. The current disclosure describes the fee as "up to $0.05 per ADS." If you cannot provide a set fee, explain why not in your response letter, with a view towards further disclosure.

Opinion of the Special Committee's Financial Advisor

Fees and Expenses, page 43

21. Please revise to disclose that Duff & Phelps Securities, LLC, an affiliate of Duff & Phelps, LLC has been retained to act as financial advisor to the special committee and disclose the material terms of that engagement. Refer to Item 1015(b)(4) of Regulation M-A.

22. Please revise to briefly describe the limitations on Duff & Phelps, LLC's liability per the terms of the engagement letter.

23. Disclose that Duff & Phelps, LLC has consented to use of the opinion in the document.

Annex B: Opinion of Duff & Phelps, LLC as Financial Advisor

24. In the second paragraph on page B-5, the opinion indicates that the liability of Duff & Phelps, LLC is limited as set forth in the July 2, 2016 Engagement Letter. Please file a copy of the Engagement Letter as it appears to be part of the fairness opinion.

Schedule 13D/A

25. We note your disclosure that representatives of Ctrip.com International, Ltd. began discussions about a possible going private as early as July 2016, including a statement to Ocean Management that it intended to support the "going private" proposal. However, the amendment to the Schedule 13D was not filed until October 21, 2016. Refer to Exchange Act Rule 13d-2(a) and provide your analysis as to why such amendment is prompt within the meaning of that Rule. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney Advisor, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3263 with any questions.

Sincerely,

/s/   Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: David T. Zhang, Esq.
         Kirkland & Ellis